Mail Stop 4561

July 28, 2008

Via U.S. Mail and Facsimile 617.332.2261

Mr. John C. Popeo
Treasurer and Chief Financial Officer
HRPT Properties Trust
400 Centre Street
Newton, MA 02458

> **Re:** **HRPT Properties Trust**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-09317**

Dear Mr. Popeo:

     We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief